UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of October 2014

Commission File Number: 001-34677

SCORPIO TANKERS INC.

(Translation of registrant’s name into English)

9, Boulevard Charles III, Monaco 98000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 5.1 is the opinion of Seward & Kissel LLP, special counsel to Scorpio Tankers Inc. (the “Company”).

Attached to this Report on Form 6-K as Exhibit 99.1 is a copy of the press release issued by the Company on October 28, 2014 announcing a public offering of senior unsecured notes due 2017. Attached as Exhibit 99.2 is a copy of the press release issued by the Company on October 28, 2014 announcing the pricing of $45.0 million of unsecured senior notes due 2017.

This Report on Form 6-K is hereby incorporated by reference into the Company’s Registration Statement on Form F-3 (Registration No. 333-186815) that was filed with the U.S. Securities and Exchange Commission with an effective date of February 25, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SCORPIO TANKERS INC.
(registrant)

Dated: October 31, 2014	By:	/s/ Brian Lee
Brian Lee
Chief Financial Officer